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Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(Except Ratios, all numbers in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings
Earnings before income taxes	1,131,818	$825,999	$2,296,537	$1,761,869	$1,367,794	$746,283	$442,302
Add:
Equity in income of investee	—	—	—	—	—	—	2
Fixed charges	43,601	42,850	96,621	72,369	37,637	33,405	26,697
Less:
Earnings attributable to noncontrolling interests before tax	—	(178)	(175)	(5,922)	(3,756)	(834)	—

Total Earnings	$1,175,419	$868,671	$2,392,983	$1,828,316	$1,401,675	$778,854	$469,001

Fixed Charges
Interest expense	34,851	36,962	$83,289	$62,064	$31,721	$29,944	$24,084
Interest portion of fixed rent(1)	8,750	5,888	13,332	10,305	5,916	3,461	2,613

Fixed Charges	$43,601	$42,850	$96,621	$72,369	$37,637	$33,405	$26,697

Ratio of Earnings to Fixed Charges	26.96	20.27	24.77	25.26	37.24	23.32	17.57

(1)
The Company has included one-third of rent expense on operating leases. Management believes that one-third represents an appropriate implied interest factor for the Company's operating leases.

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  Exhibit 12.1
The Priceline Group Inc. Ratio of Earnings to Fixed Charges (Except Ratios, all numbers in thousands)